

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 1, 2010

Via U.S. Mail and Fax (408) 541-4192

Andrew D. Miller
Senior Vice President, Chief Financial Officer
Cepheid
904 Caribbean Drive
Sunnyvale, California 94089-1189

      Re: Cepheid
              Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
              Filed February 26, 2009 and October 1, 2009
              File No. 000-30755

Dear Mr. Miller:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian R. Cascio
                    Accounting Branch Chief